TransAlta Corporation

CEO MID-YEAR UPDATE

Last year at this time I wrote to provide you with an update on the progress we were making to steadily improve our results. I said we were focused on six key performance metrics. Those were: 1) growing free cash flow; 2) shifting our capital investment from growth to productivity; 3) improving our key credit rating ratios; 4) increasing our fleet availability; 5) developing and executing our long-term rolling major maintenance plan; and 6) driving our Target Zero safety initiatives.

I’m pleased to report that our team continues to deliver on each and every one of these metrics. As a result, our quarterly comparable earnings per share have exceeded comparable earnings per share each and every period for five straight quarters. We are on track to realize our commitment to you to drive earnings above $1.00 per share in 2006. Let me now update you on each of these metrics.

CASH FLOW AND CAPITAL SPEND

The progress we made in managing TransAlta’s portfolio of assets to produce reliable and steady free cash flow is evident in the chart below. Our estimate for 2005 cash flow from operations is in the $650 million to $700 million range. This exceeds our requirements for dividends, minority interest payments, and our maintenance capital by $200 million. In addition to retiring debt and meeting all of our debt obligations, our operations will allow us to generate sufficient free cash over the coming years so our Board and management will be able to assess options for growth and returning cash to shareholders. I can assure you that the same discipline and rigor that has allowed us to achieve challenging performance targets will be applied to our capital spend decisions. Many of the markets where we operate are approaching the point where new capacity is required to meet demand. We will analyze growth opportunities using the same excellent portfolio management skills and tools that have served us well over the past three years.

($ in millions)	2002	2003	2004	2005E
Cash flow from operating activities	400	527	613	650 – 700

STRENGTHENING THE BALANCE SHEET

In 2003 we established tough targets to meet the financial ratios that are closely watched by credit rating agencies and other investors. Our strategy calls for us to maintain an investment grade credit rating. This allows us to access capital markets at competitive rates and to provide credit support for our longer-term contracts. Our progress against these targets is summarized below:

	2002	2003	2004	2005E	Target
Debt to capital (%)	50.9	47.9	46.6	46.6	45
Cash flow to interest (times)	3.8	3.3	4.1	4.5	4.2
Cash flow to debt (%)	16.1	17.9	19.0	22	28

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AVAILABIITY AND PLANNED MAINTENANCE

Last year I discussed how many of our contracts are driven by high plant availability performance which in turn determines our financial success. Top quartile performance in our industry is generally considered to be in the 85 per cent range. For the nine months ending in September 2005, we have achieved 89.1 per cent availability. Our long-term goal is 90 per cent and we are nearly there.

We have now fully implemented the rolling multi-year maintenance planning cycle for each of our plants. Over the past several years, many of our plants reached the age which require replacing or repairing major pieces of equipment. The combination of implementing our plan plus the winding down of this intense activity means capital spending will become more stable and predictable. We also negotiated cost-saving plans with key suppliers that will benefit us in the future.

Our asset teams are now focused on the next wave of improvements – examining the total life cycle potential of our assets. We will combine our rolling cycle plans with new predictive tools to assess the costs of running plants over their full and/or extended lives. This will further reduce long-term maintenance costs and achieve our availability goals. This is exciting work for our teams with real potential to increase the long-term returns on all of our plants.

	2002	2003	2004	2005E	Target
Availability (%)	88.4	90.6	89.1	89.4	90+

EARNINGS IMPROVEMENT

Last year I talked about strategies within our control to improve earnings. I said we had to drive down our debt – and we have. Our gross interest costs have declined from $178 million to $154 million. Our debt to total capital is down to 44 per cent.

I said we had to improve our asset availability – and we did. I said we needed strict cost controls – we have put those in place.

I also talked about the need to improve the performance of two of our facilities – our Sarnia and Centralia (also called BHP) gas plants.

At Sarnia we still have up to 400 MW’s of capacity that cannot run as planned due to market rule changes in Ontario. The Ontario Government has been committed to finding solutions that will allow “early movers” into the market, like our Sarnia plant, to earn a fair rate of return. Much progress has been made this year. We are currently in discussions with the Ontario Power Authority (OPA) to negotiate a contract for this capacity. Once we reach agreement with the OPA, it will then go to the Ontario Energy Board for approval. I am hopeful that we’ll have a positive resolution for us and Ontario electricity consumers in early 2006. Shortages of electricity in Ontario this past summer reinforce the importance of this facility. In the meantime, our Sarnia team has successfully reconfigured the plant to reduce its costs while operating at less than capacity.

The issues involved with the Centralia gas plant, Big Hanaford, are less complex, but are not likely to be resolved soon. The recent increase in natural gas prices means we can operate this plant profitably for only a limited number of weeks in the year. Last year I said it would take one to two years, at least, to see the spread between gas costs and electricity prices widen so we could run the plant more often. The recent increase in natural gas prices means we are still that far away today. While the plant only represents three per cent of our total capacity, we continue to seek ways to improve its performance in the market.

Last year I also talked about the industry factors that were out of our control but which definitely have an impact on our earnings. I predicted these industry dynamics would slowly improve. That is proving to be the case. We’ve benefited from improved market prices in 2005 and we’ll benefit more in 2006. However, our strategy has always been to have our plants highly contracted in order to reduce earnings volatility and risk over the long-term. We will definitely benefit from improved markets, with most of that impact felt on the approximately 10 per cent of our capacity that is currently uncontracted.

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SAFETY AND OUR EMPLOYEES

As I said last year, some of our priorities never change. We continue to drive our Target Zero safety improvement program. Our Injury Frequency Rate (IFR) is one of the best in the industry. But we have to do better. Reducing injuries is the right thing to do and it boosts our performance. As well, our employees have delivered on business performance this year exactly what was asked of them. In a challenging environment, they have been disciplined, focused on execution, and delivered on their cost control objectives. I am proud of their efforts and results. I hope you are too.

	2002	2003	2004	2005E	Target
IFR (Number of injuries per 200,000 man-hours)	1.6	1.6	1.5	1.6	zero

IN SUMMARY

I said we would work to take full advantage of the down cycle in our industry (2002-2004) to properly position your company for the future. We have accomplished exactly that. Debt is down and interest costs are down. We’ve reinvested wisely and selectively in our plants so we are more responsive to our markets and less susceptible to volatility from outages. We’ve been able to capture the upside provided by improved market prices. Your dividend remains secure. We intend to continue this performance through the remaining part of this year and throughout all of 2006.

The challenges I outlined in 2003 are now largely behind us. No doubt new challenges will arise. Rising coal costs and more exacting environmental standards are two areas where we are now focused. Our investments in coal mines have helped to mitigate the cost pressures faced by others in the industry. We have strategies in place in Alberta and in Washington State to continue to find ways to further mitigate these pressures. As before, our team has the skills, resources and determination to successfully deal with both the expected and unexpected. I’ll provide a full report on 2005 operations in our Annual Report next March, as well as my views on the outlook for your company in 2006 and beyond. Until then, on behalf of our Board of Directors and our whole TransAlta team, I thank you for sharing our vision and for your support of TransAlta’s continuing progress.

President and Chief Executive Officer

October 20, 2005

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